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                                                                     Exhibit 1
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NEWS RELEASE
THE LACLEDE GROUP
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                                         720 OLIVE STREET, ST. LOUIS, MO 63101

                                                 CONTACT: Richard N. Hargraves
                                                          (314) 342-0652


FOR IMMEDIATE RELEASE
     December 12, 2001

THE LACLEDE GROUP REACHES AGREEMENT TO PURCHASE SM&P,
ONE OF NATION'S LARGEST UNDERGROUND FACILITY-LOCATING COMPANIES

         ST. LOUIS, MO -- The Laclede Group, Inc., (NYSE: LG) has reached an agreement with NiSource Inc. (NYSE: NI) to acquire 100% of the stock of SM&P Utility Resources, Inc., one of the nation's largest underground locating and marking service businesses. The $43 million transaction is expected to close in January 2002 and to be accretive to earnings beginning in fiscal 2002.

         SM&P, a Carmel, Indiana-based company, performs well over 10 million locates a year and currently generates approximately $130 million in revenues from the fast-growing, $1.3 billion facility-locating industry. Its 2,000 employees operate across 10 centrally located states -- Illinois, Indiana, Kansas, Michigan, Minnesota, Missouri, Ohio, Oklahoma, Texas and Wisconsin.

         Locators mark the placement of underground facilities for major providers of natural gas, electric, water, cable TV and fiber optic services so that construction work can be performed without damaging buried facilities.


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          "This acquisition is a significant first step in achieving our goal of creating a growth component for shareholders with significant, sustainable, non-regulated earnings," said Douglas H. Yaeger, Chairman, President and Chief Executive Officer of The Laclede Group.

         "It fits all our strategic criteria. It is the right size and scope and has a complementary geographic footprint. Its revenue flow not only diversifies our earnings but is counter-seasonal to those of our utility. It is one of the two largest companies in a growing industry primarily served by four major players, and we are familiar with both the industry and the company. We have been impressed with SM&P's employees and its management team, and are confident they will enhance our commitment to reliable customer service," Yaeger said. "Additionally, we expect this acquisition to have a positive earnings-per-share impact in fiscal 2002."

         This acquisition will be financed initially with conventional bank debt.

         When the transaction is closed, SM&P will operate as a subsidiary of The Laclede Group and will remain headquartered in Indiana.

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         This release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's future operating results may be affected by various uncertainties and risk factors, many of which are beyond the Company's control, including the competitive environment and economic factors. For a more complete description of these uncertainties and risk factors, see the Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 27, 2000, as amended.